(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K		SEC FILE NUMBER 000-27163
☐ Form 10-Q	FORM 12b-25	CUSIP NUMBER 483600102
☐ Form 10-D		Commission File Number 0-27163
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

The notification relates to the Registrant’s financial statements required to be filed with the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.

PART I — REGISTRANT INFORMATION

Kana Software, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

181 Constitution Drive

Address of Principal Executive Office (Street and Number)

Menlo Park, California 94025

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kana Software, Inc. (“KANA”) plans to file its Annual Report on Form 10-K for the year ended December 31, 2005 as soon as practicable, but does not currently expect that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

KANA is still affected by the delays in filing its Quarterly Reports on Form 10-Q and Annual Report on Form 10-K previously reported in 2005 and has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005. Moreover, on January 5, 2006, Deloitte & Touche LLP notified KANA that it will resign as KANA’s independent registered public accounting firm upon the completion of its review of KANA’s unaudited financial statements for the quarter and six months ended June 30, 2005. On February 23, 2006, the Audit Committee appointed Burr, Pilger & Mayer LLP (“BPM”) to serve as KANA’s independent registered public accounting firm, and BPM has started its review of KANA’s unaudited financial statements for the quarter and nine months ended September 30, 2005. The audit of KANA’s financial statements to be included in KANA’s Annual Report on Form 10-K for the year ended December 31, 2005 by BPM cannot commence until the Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005 are filed, and as such, KANA cannot file its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Thompson (Name)	650 (Area Code)	614-8300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

KANA has not yet filed Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release issued on July 25, 2005, KANA reported that it estimated that its revenues for the second quarter of 2005 were approximately $10.8 million, and that approximately $2.2 million is expected to be recognized as second quarter license revenue.

In a press release issued on November 7, 2005, KANA reported that it estimated that its revenues for the third quarter of 2005 were between $10.8 — $11.0 million, and that approximately $1.8 — $2.0 million is expected to be recognized as third quarter license revenue.

In a press release issued on January 12, 2006, KANA reported that it estimated that its revenues for the fourth quarter of 2005 were between $10.7 — $10.9 million, and that approximately $2.1 — $2.3 million is expected to be recognized as fourth quarter license revenue.

Until the completion of KANA’s financial statements for the quarters ended June 30, 2005 and September 30, 2005, KANA cannot finalize its financial statements for its Annual Report on Form 10-K for the year ended December 31, 2005.

KANA SOFTWARE, INC.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2006	By	/s/ John M. Thompson
John M. Thompson
Chief Financial Officer